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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Kirkland Lake Gold Ltd.

We consent to the use of:
•our Report of Independent Registered Public Accounting Firm dated February 24, 2021 addressed to the shareholders and Board of Directors of Kirkland Lake Gold Ltd. (the “Company”) on the consolidated financial statements of the Company which are comprised of the consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity and for the year then ended, and the related notes; and
•our Report of Independent Registered Public Accounting Firm dated February 24, 2021 on the effectiveness of internal control over financial reporting of the Company as of December 31, 2020 that contains an explanatory paragraph that states that Management have excluded certain summary financial information included in the Company’s consolidated financial statements amounts from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 related to Detour Gold, and our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Detour with respect to these amounts, each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2020.

Chartered Professional Accountants, Licensed Public Accountants
March 30, 2021
Toronto, Canada

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